UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108	Page	2	of	9

1	NAMES OF REPORTING PERSONS Yinan Hu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,121,393[1] ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		236,121,393[1] ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	236,121,393 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	25.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1 Including (i) 216,121,393 ordinary shares of the issuer, and (ii) 20,000,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

2

CUSIP No.	G2352K 108	Page	3	of	9

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		236,121,393[2] ordinary shares. High Rank Investments Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		236,121,393[2] ordinary shares. High Rank Investments Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,121,393 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

25.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

2 Including (i) 216,121,393 ordinary shares of the issuer, and (ii) 20,000,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

3

CUSIP No.	G2352K 108	Page	4	of	9

1	NAMES OF REPORTING PERSONS High Rank Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		236,121,393[3] ordinary shares. Kingsford Resources Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		236,121,393[3] ordinary shares. Kingsford Resources Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,121,393 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

25.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

3 Including (i) 216,121,393 ordinary shares of the issuer, and (ii) 20,000,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

4

CUSIP No.	G2352K 108	Page	5	of	9

1	NAMES OF REPORTING PERSONS Qiuping Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,121,393[4] ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		236,121,393[4] ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	236,121,393 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	25.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

4 Including (i) 216,121,393 ordinary shares of the issuer, and (ii) 20,000,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

5

CUSIP No.	G2352K 108	Page	6	of	9

Item 1(a).	Name of Issuer:

CNinsure Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Item 2(a).	Name of Person Filing:

Yinan Hu Kingsford Resources Limited High Rank Investments Limited Qiuping Lai

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Yinan Hu Kingsford Resources Limited High Rank Investments Limited c/o Yinan Hu CNinsure Inc. 21/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Qiuping Lai CNinsure Inc. 21/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Item 2(c)	Citizenship:

Yinan Hu — People’s Republic of China Kingsford Resources Limited — British Virgin Islands High Rank Investments Limited — British Virgin Islands Qiuping Lai — People’s Republic of China

CUSIP No.	G2352K 108	Page	7	of	9

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G2352K 108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

			Sole power	Shared power	Sole power to	Shared power to
	Amount		to vote or	to vote or	dispose or to	dispose or to
	beneficially	Percent	direct the	to direct the	direct the	direct the
Reporting Person	owned:	of class:	vote:	vote:	disposition of:	disposition of:
Yinan Hu (1)	236,121,393	25.9%	0	236,121,393	0	236,121,393
Kingsford Resources Limited	236,121,393	25.9%	236,121,393	0	236,121,393	0
High Rank Investments Limited (2)	236,121,393	25.9%	236,121,393	0	236,121,393	0
Qiuping Lai (3)	236,121,393	25.9%	0	236,121,393	0	236,121,393

(1)	The 236,121,393 ordinary shares of the issuer beneficially owned by Yinan Hu consist of 236,121,393 ordinary shares, including 20,000,000 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer, directly held by Kingsford Resources Limited (“Kingsford”). Approximately 93.3% of the total outstanding shares of Kingsford are held by High Rank Investments Limited (“High Rank”). Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the ordinary shares of the issuer held by Kingsford. Mr. Hu disclaims beneficial ownership of all of the ordinary shares of the issuer held by Kingsford except to the extent of his pecuniary interest therein.

(2)	High Rank owns approximately 93.3% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank may be deemed to beneficially own all of the ordinary shares of the issuer held by Kingsford. High Rank disclaims beneficial ownership of the ordinary shares of the issuer held by Kingsford except to the extent of its pecuniary interest therein.

CUSIP No.	G2352K 108	Page	8	of	9

(3)	Qiuping Lai owns approximately 12.4% of the total outstanding shares of High Rank, which in turn holds 93.3% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Lai may be deemed to beneficially own all of the ordinary shares of the issuer held by Kingsford. Mr. Lai disclaims beneficial ownership of the ordinary shares of the issuer held by Kingsford except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Better Rise Investment Limited (“Better Rise”) owns approximately 6.7% of the total outstanding shares of Kingsford, which holds approximately 25.9% of the total outstanding ordinary shares of the issuer. As such, the shareholders of Better Rise, through Better Rise and Kingsford, have the right to receive dividends from, and proceeds from the sale of, approximately 1.7% of the total outstanding ordinary shares of the issuer. The shareholders of Better Rise consist of three officers of the issuer, one former officer of the issuer, and Mr. Hu’s wife, who is also an employee of the issuer.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No.	G2352K 108	Page	9	of	9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2010

Yinan Hu	/s/ Yinan Hu
Yinan Hu

Kingsford Resources Limited	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Director

High Rank Investments Limited	By:	/s/ Qiuping Lai
		Name:	Qiuping Lai
		Title:	Director

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement